Exhibit 6.1

ADMINISTRATIVE AND MANAGEMENT SERVICES AGREEMENT

This ADMINISTRATIVE AND MANAGEMENT SERVICES AGREEMENT (this “Agreement”), dated as of January 1, 2017 (the “Effective Date”) is entered into by and between Patient Access Solutions Inc. a Nevada corporation through PASHealth Management Companies NY Inc. (hereinafter referred to as “Administrator”), and Integrative Medical Health Care of Plainview, PC d/b/a The CIIT Center of Plainview a New York corporation having its principal office at 131 Sunnyside Blvd, Plainview, NY 11803 (hereinafter referred to as the “PC”). (Administrator and the PC are sometimes collectively referred to as the “Parties” and individually as a “Party.”)

RECITALS:

WHEREAS, the PC is a validly existing professional corporation, formed for and engaged in the provision of medical services in Plainview, New York (the “Professional Services”) through individual physicians and other health care professionals who are licensed to practice in the State of New York and who are employed or engaged by the PC (the “Providers”); and

WHEREAS, Dr. Muneer Imam (“Dr. Imam) is a shareholder of the PC; and

WHEREAS, the PC has an office for its professional practice located at 131 Sunnyside Blvd, Plainview, NY 11803 and such other sites as it determines in its sole discretion (the “Practice”); and

WHEREAS, Administrator is a validly existing corporation, which has been formed to provide all medical equipment, furniture and fixtures, rental space, medical supplies, non-professional staff, management, administrative and collection services to the health care practice (the “Administrative and Management Services”); and

WHEREAS, the PC desires to focus its energies, expertise and time on the delivery of the Professional Services to patients and to accomplish this goal, PC desires to delegate the business functions of the Practice to persons with business expertise in this area; and

WHEREAS, the PC wishes to engage the Administrator to provide the Administrative and Management Services as are necessary and appropriate for the day-to-day administration of the non-medical aspects of the Practice, and the Administrator desires to provide such Administrative and Management Services, all upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and on the terms and subject to the conditions herein set forth, the Parties hereto agree as follows:

ARTICLE 1

TERM OF AGREEMENT

Section 1.1     Term of Agreement. This Agreement shall commence on the Effective Date and shall be for five (5) years (the “Initial Term”), and shall thereafter automatically renew for successive one (1) year terms (the “Renewal Term(s)”) unless either party notifies the other no less than one hundred twenty (120) days prior to the expiration of the term then in effect that this Agreement will not be so renewed. Notwithstanding the foregoing or anything else to the contrary herein or elsewhere, this Agreement may be earlier terminated pursuant to the terms of either Section 9.1 or Section 9.2, below.

ARTICLE 2

RELATIONSHIP OF THE PARTIES

The PC and Administrator intend to act and perform as independent contractors. This Agreement is not intended to, and does not, create any partnership, joint venture, agency or employment relationship between the Parties. Administrator and the PC agree that the PC shall retain the authority to direct the medical, health care, professional, and ethical aspects of its operations. Administrator shall neither exercise control over, nor interfere with, the Provider-patient relationships of the PC, which shall be maintained strictly between the Providers of the PC and their patients.

ARTICLE 3

SERVICES TO BE PROVIDED BY ADMINISTRATOR

Section 3.1     Overall Functions. During the term of this Agreement, Administrator will license to the PC, the use of the Premises, Furnishings and Equipment as specifically defined and set forth in Schedule A. In addition to licensing the necessary Premises, Furnishings and Equipment to the PC, the Administrator also will provide the PC with a comprehensive range of Administrative and Management Services as set forth in this Article 3 with respect to all aspects of the PC’s operation of the non-medical aspects of the Practice. Administrator is hereby authorized to perform such additional services hereunder as PC deems to be necessary or appropriate for the efficient administrative functioning of the Practice. The PC hereby agrees that it will, subject to compliance with applicable patient confidentiality and other laws, provide such information and assistance to Administrator as is reasonably required by Administrator to perform its services hereunder.

Section 3.2     Scope of Administrative and Management Services; General Support Services. The PC hereby engages Administrator to provide the Administrative and Management Services set forth herein on an exclusive basis. The PC agrees that the purpose and intent of this Agreement is to relieve the PC, to the maximum extent possible, of the day-to-day administrative, accounting, management, and business aspects of its operation and business. Administrator will have no authority, directly or indirectly, to perform or supervise, and will not perform or supervise, any medical or healthcare function.

Section 3.3     Furnishings.

(a)           Administrator hereby licenses to PC the use of the Furnishings (as set forth in Schedule A), and PC hereby agrees to utilize the Furnishings in accordance with the terms and conditions set forth herein. The provisions and obligations in this Agreement are subject and subordinate to the provisions and obligations contained in any financing, security interest, mortgage, lien or other encumbrance Administrator may on its own behalf, but not on behalf of PC, in its reasonable discretion, place upon the Furnishings. The PC shall use the Furnishings only in connection with the conduct of the Practice and shall have no right to alter, repair, augment or remove any of the Furnishings from the Premises without the prior written consent of Administrator, which approval may be granted or withheld in Administrator’s sole discretion.

(b)       Administrator shall be responsible for the repair, maintenance and replacement of the Furnishings other than such repairs, maintenance and replacement necessitated by the negligence or willful misconduct of the PC, the Providers or other personnel employed or engaged by the PC.

Section 3.4     Equipment.

(a)       Administrator hereby licenses to the PC the use of all Medical Equipment in accordance with the terms and conditions set forth herein. Such equipment is listed in Schedule A. The provisions and obligations in this Agreement are subject and subordinate to the provisions and obligations contained in any financing, security interest, mortgage, lien or other encumbrance Administrator may, on its own behalf, but not on behalf of PC, in its reasonable discretion place upon the Equipment. During the Term hereof, the PC shall use the Equipment only in connection with the conduct of its business at the Practice and shall have no right to remove this Equipment from the Practice without the prior written consent of Administrator, which approval may be granted or withheld in Administrator’s sole discretion. The PC shall cause the Equipment to be operated in accordance with any applicable manufacturer’s manual of instructions and only by competent and qualified personnel.

(b)       The PC shall enjoy the benefit of whatever warranties presently exist with respect to the Equipment as set forth in the lease agreements presently covering said Equipment except if such lease agreements contain a provision to the contrary.

(c)       All accessories, replacements, parts and substitutions which are added or attached to the Equipment shall become the property of the Administrator (subject to the rights of the equipment lessors or vendors, as the case may be) and be within the definition of Equipment and subject to this Agreement.

(d)       Administrator shall be responsible for the repair, maintenance and replacement of the Equipment other than such repairs, maintenance and replacement necessitated by the negligence or willful misconduct of the PC, its Providers or other personnel employed or engaged by the PC.

(e)       The Parties will use their best efforts to cooperate with one another in securing all licenses and permits necessary to the Administrator’s ownership of, and PC’s use and operation of, the Equipment.

Section 3.5     Recruitment. The Administrator shall, as and when requested by the PC, assist the PC with the administrative tasks involved in recruiting the Providers and any other professional staff necessary for the PC to provide the Professional Services, including, without limitation, advertising for open positions, obtaining and verifying credentialing information with respect to all applicants, and processing applications for participation in insurance plans, and the like. Notwithstanding the foregoing, primary responsibility for recruitment of the Providers and any other professional staff shall, at all times, remain with the PC. All determinations with respect to such personnel shall be made by the PC.

Section 3.6     Premises.

(a)       Administrator hereby licenses to PC use of the Premises (as described in Schedule A). PC agrees to use the Premises only for the purposes described in this Agreement and in accordance with all applicable federal, state and local laws, rules and regulations. The PC acknowledges that the Administrator leases the Premises pursuant to certain lease or leases, which are referenced in Schedule A, a copy of which lease or leases is (are) annexed hereto (the “Master Lease”). The PC agrees to use the Premises in accordance with the Master Lease and the terms hereof and not to do or omit doing anything which will breach any of such terms.

(b)       Administrator shall be responsible for the repair, maintenance and replacement of the Premises, other than such repairs, maintenance and replacement necessitated by the negligence or willful misconduct of the PC, the Providers or other personnel employed or engaged by the PC.

(c)       In addition to the foregoing, Administrator shall provide, to the extent possible, necessary utilities and other services, including, without limitation, heat, water, gas, electricity, air conditioning, and telephone necessary for the PC to conduct the Practice in the Premises.

Section 3.7     Billing and Collection.

(a)       Administrator shall, on behalf of the PC, assist the PC in establishing collection policies and procedures and shall bill patients, insurance companies (if any) and other third-party payors (if any) in the name of the PC and collect the professional fees for services rendered by the PC. The PC hereby appoints Administrator for the term of this Agreement to be its true and lawful attorney-in-fact, and Administrator accepts such appointment, for the following limited purposes:

(i)       to bill patients and third party payors in the PC’s name and on its behalf;

(ii)       to collect accounts receivable resulting from billing in the PC’s name and to deposit all amounts collected in the PC’s name and on behalf of the PC into the PC Account (as defined in Section 6.3), which shall be and at all times remain in the PC’s name and control. The PC covenants to deposit into, or to transfer and deliver to the Administrator for immediate deposit into, the PC Account all cash received, including patient co-payments, co-insurance and deductibles and accounts receivable.

(iii)       to contest and defend, using legal counsel selected by the PC and reimbursed directly by the PC, in any forum, any allegation of improper billing practices by the PC or its employees arising out of billing for services provided by Administrator; and

(iv)       to take possession of, and endorse in the name of the PC (and/or in the name of an individual Provider) any notes, checks, money orders and other instruments received in payment of accounts receivable.

(b)       The Administrator may not institute legal proceedings in the name of the PC to collect any accounts and monies owed to the PC, to enforce the rights of the PC as creditor under any contract or in connection with the rendering of any service. These decisions shall be made by the PC after consultation with the Administrator. The PC shall execute any and all documents required to effectuate the limited power of attorney granted herein.

(c)       Upon request of the Administrator, the PC shall execute and deliver to the financial institution wherein the PC Account (as defined in Section 6.3) is maintained, such additional documents or instruments as may be necessary to evidence or effect the special and limited power of attorney granted to the Administrator by the PC pursuant to this Section 3.7.

(d)       The power of attorney shall expire on the latest of the date that (i) this Agreement is terminated, (ii) all loan payments due under loans between the Administrator and the PC have been satisfied, or (iii) all Administrative Services Fees as defined in Paragraph 6.1 due to the Administrator have been paid. Notwithstanding anything to the contrary herein, the PC shall have the right to revoke the power of attorney in the event of a termination of this Agreement, but in the event that it does so prior to the satisfaction of the circumstances in subsections (ii) and (iii) of this Paragraph 3.7(d), then it shall be in default of this Agreement.

Section 3.8     Budgets.

(a)       As part of the Administrator’s responsibilities under this Agreement, Administrator shall assist the PC in preparation of an annual capital and operating budget (“Proposed Budget”). The Proposed Budget shall include all expenses to be incurred by the Practice, including, but not limited to, salaries and benefit expenses for Providers of the PC, including the monthly draw and benefit expenses of Dr. Imam, all insurance costs for the PC, legal fees of the PC, professional dues and license registration fees for the Providers, and the fees payable to the Administrator pursuant to Schedule B, the Administrative Services Fee. Each of these expenses, and the other expenses set forth in the Proposed Budget, shall be a “Proposed Budget Expense”. The finalized and approved Proposed Budget (“Approved Budget”) shall, once so finalized and approved in accordance with the provisions of this Agreement, be attached to this Agreement as Exhibit A and shall remain in effect for the period for which it is adopted. The Approved Budget effective as of the Effective Date of this Agreement is annexed hereto as Exhibit A and shall remain in place for one (1) year from the Effective Date.

(b) With respect to each budget period following the initial budget period, Administrator shall prepare and deliver a preliminary draft of each annual proposed budget (the “Proposed Budget”) to the PC not less than ninety (90) days prior to the commencement of the budget period to which such budget relates. Each Proposed Budget shall reflect the Administrator’s best estimate of projected annual costs and expenses of the PC and projected annual revenue of the PC. The PC shall, within fifteen (15) days after receiving the Proposed Budget, review the Proposed Budget and either approve such Proposed Budget or send Administrator a revised proposed budget. The approved Proposed Budget or the revised proposed budget shall then become the Approved Budget for the next year following the termination of the previous year’s Approved Budget, unless the Administrator determines that the revised proposed budget is not reasonable for the PC, in which case it shall send the PC a different revised proposed budget, which shall incorporate the revisions of the PC to the original Proposed Budget to the extent that the Administrator determines such budget is reasonable for the PC. Thereafter, the procedure outlined in this paragraph for the Proposed Budget shall be followed. If the Parties are not able to agree upon an Approved Budget within thirty (30) days prior to the budget period for which such budget relates, then either party may terminate this Agreement in accordance with Section 9.3, and the previous year’s Approved Budget shall remain in effect for such time.

(b)       Upon written request, Administrator shall provide the Practice and any of Practice’s shareholders, accountants or lawyers copies of all worksheets and other information that is the basis for Administrator’s calculation of the Proposed Budget and shall make itself available to respond to questions by the Practice and Practice’s shareholders, accountants or lawyers with regard to the Proposed Budget.

     (c)     Administrator shall use best efforts to assist the PC in managing the operations of the PC as herein provided so that the actual revenues, costs and expenses of the operation and maintenance of the PC during any applicable period shall be consistent with the Approved Budget.

Section 3.9     Bookkeeping and Business Records; Financial Services.

(a)       Administrator shall supervise and maintain all administrative and financial files and records relating to the operation of the Practice, including but not limited to accounting, billing, and collection records. In accordance with, and to the extent permitted by, applicable law, Administrator shall supervise the maintenance of all patient files and records. As required by applicable law, the Administrator shall enter into a Business Associate Agreement with the PC substantially in the form attached hereto as Exhibit B.

(b)       Administrator shall implement all PC-approved procedures, controls and systems for the timely generation and preparation of all financial records and reports needed for the review, planning and management of the operations and affairs of the PC. In furtherance of the foregoing, Administrator shall be responsible for: (i) the maintenance of all accounting and payroll systems; and (ii) the establishment and maintenance of accounts payable, record keeping, accounts receivable and general ledger procedures and practices appropriate to the PC’s operations. In addition, Administrator shall prepare all annual cash flow and capital operating budgets, all in accordance with the Approved Budget.

(c)       Notwithstanding anything set forth herein to the contrary, all taxes and other governmental obligations properly imposed on the PC shall be the obligation of the PC and Administrator shall have no responsibility or liability therefore. All taxes and other governmental obligations properly imposed on Administrator shall be the obligation of Administrator and the PC shall have no liability therefore.

Section 3.10     Inventory and Supplies. Administrator shall order and purchase PC-approved inventory and supplies, and such other ordinary, necessary or appropriate materials that shall be necessary for the operation of the Practice. Notwithstanding anything herein to the contrary, the Administrator shall not be responsible for the prescribing, subscribing, dispensing or other distribution of any pharmaceuticals.

Section 3.11     Advertising, Marketing and Public Relations; Marketing System. Administrator shall implement all PC-approved public relations, marketing and advertising programs on behalf of the PC and the Practice, emphasizing among other things, the availability and quality of services at the Practice. All public relations, marketing and advertising programs shall be conducted in compliance with applicable laws and regulations governing advertising and at the direction of the PC.

Section 3.12     Personnel; Staff Education. Administrator shall provide PC-approved administrative and non-professional staff who shall perform work on behalf of the PC as leased employees of the Administrator (the “Leased Personnel”), none of whom shall be licensed professionals under New York State law. Administrator shall retain such Leased Personnel as may reasonably be required for the efficient operation of the Practice. The Administrator shall be responsible for all salaries, fringe benefits, taxes and insurance for the Leased Personnel. If the PC determines that any of the Leased Personnel is not performing appropriately or is endangering the welfare of the PC or the PC’s staff or patients, the PC shall contact the Administrator; and the PC and Administrator shall attempt to resolve the issue. If the PC and the Administrator are not able to resolve the issue, then the Leased Employee shall not provide services at the offices of the PC. Notwithstanding any contrary provisions contained herein, the PC shall be solely responsible for supervising all professional and licensed personnel performing the Professional Service as required by applicable law.

Section 3.13     Other Consulting and Advisory Services. In consultation with the PC, Administrator shall provide, as and when requested by PC, such other consulting and other business advisory services in all areas of the PC’s business functions, including, without limitation the following: (a) assistance in the development of long-term business objectives; (b) assistance in the development of short-term business goals; (c) assistance in the development of appropriate programs (such as seminars and lectures) whereby the expertise of the practitioners rendering services on behalf of the PC can be made known to the relevant public and the public at large; (d) assistance with the creation of business and marketing systems; (e) office layout; and (f) office interior design.

Section 3.14     Scheduling and Pre-Certification. Administrator shall maintain patient appointment services on behalf of PC, which services shall include scheduling, obtaining all appropriate pre-certification and approvals, and collecting and processing all demographic, insurance and related materials with respect to patients.

Section 3.15     Licensing, Inspection and Regulatory Fees. Administrator shall be responsible for the administrative work involved in the payment of the licensing, inspection and regulatory fees, provided that PC provides it with the relevant information sufficiently before payment is due. PC shall be responsible for all licensing, inspection and regulatory fees incurred in connection with the Professional Services provided by it and its Providers.

Section 3.16     Managed Care and Other Agreements. Administrator shall assist the PC in reviewing, evaluating, negotiation and securing contracts or agreements of the PC relating to the provision of the Professional Services by the PC. The Administrator is hereby granted the authority to negotiate on behalf of the PC, managed care arrangements for professional services within such parameters as are authorized, in advance, by the PC. The Administrator shall complete such applications to be signed by the PC. The Administrator shall also assist the PC with responding to any inquiries by any third party payor under any contract with the PC.

Section 3.17     Payroll. At the request of the PC, Administrator shall oversee the processing of payroll on behalf of the PC for the PC’s employees, consultants and independent contractors. Administrator shall manage all benefit plans of PC and process all claims of employees thereunder.

Section 3.18     Utilization Review, Quality Assurance and Peer Review. Administrator shall assist the PC in the creation and administration of utilization review, quality assurance, and peer review programs for the PC; provided, however, that in all events, the PC shall direct each of such programs.

Section 3.19     Events Excusing Performance. PC shall not have the right to terminate this Agreement pursuant to Section 9.1(a) or (b) in the event of strikes, lock-outs, calamities, acts of God, unavailability of supplies or other events over which Administrator has no control (a “Force Majeure Event”) as long as such event continues for a period of not more than one hundred twenty (120) days thereafter. In the event of such Force Majeure Event, Administrator shall not be liable to the PC for failure to perform any of the services required hereunder as long as such failure continues for a period of not more than one hundred twenty (120) days thereafter.

Section 3.20     Support Services. Administrator shall provide or arrange for all printing, stationery, forms, postage, duplication or photocopying services, and other support services as are reasonably necessary and appropriate for the operation of the Practice.

Section 3.21     Licenses and Permits. Administrator shall, on behalf of and in the name of the PC, undertake the administrative work in connection with maintenance of all federal, state, and local licenses and regulatory permits required for or in connection with the operation of the PC and equipment located at the PC’s Office, provided that the PC provides the Administrator with all information related to such licenses and permits.

Section 3.22     Reports and Records. Administrator shall establish, monitor, and maintain procedures and policies for the timely creation, preparation, filing and retrieval of all medical records generated by the PC in connection with the PC’s provision of the Professional Services; and, subject to applicable law, shall ensure that medical records are promptly available to the Providers and any other appropriate persons. All such medical records shall be retained and maintained in accordance with all applicable State and federal laws relating to the confidentiality and retention thereof. All medical records shall be and remain the property of the PC. Administrator shall timely create, prepare, and file such additional reports and records as are reasonably necessary and appropriate for the PC’s provision of the Professional Services, and shall be prepared to analyze and interpret such reports and records upon the request of the PC.

Section 3.23     Insurance. Throughout the Term, Administrator shall obtain and maintain with commercial carriers, appropriate workers’ compensation coverage and such other employment related insurance as required by State law for Administrator’s Leased Employees provided pursuant to this Agreement, and comprehensive general liability insurance covering Administrator on such basis and upon such terms and conditions as is appropriate in the determination of Administrator. Upon the request of the PC (not more often than annually), Administrator shall provide the PC with a certificate evidencing such insurance coverage.

Section 3.24     Representations and Warranties of Administrator.

(a)       The Administrator is a corporation duly organized, validly existing and in good standing under the laws of the State of New York.

(b)       The execution and delivery of this Agreement by the Administrator and the performance of its duties hereunder (i) have been duly authorized by all necessary action, and this Agreement constitutes the valid and binding obligation of the Administrator, enforceable against the Administrator in accordance with its terms and (ii) will not violate or conflict with any provision of law or of the Administrator’s Certificate of Incorporation or Shareholders Agreement and will not result in a breach of or constitute a default under any agreement or instrument to which the Administrator or any of its officers, directors or members may be a party or by which any of them may be bound or affected.

(c)       The Administrator, its employees and contractors, if any, shall at all times during the term of this Agreement, comply with all applicable laws, rules, and regulations governing companies of its type.

ARTICLE 4

OBLIGATIONS OF THE PC

Section 4.1     Employment of Professional Employees. The PC shall have complete control of and responsibility for the hiring, compensation, supervision, evaluation and termination of its professional employees and contractors. Although Administrator shall provide payroll and other related services to the PC, the PC shall be solely responsible for the payment of all of its expenses, including but not limited to its contractors’ wages, and its employees’ salaries and wages, payroll taxes and all other taxes and charges now or hereafter applicable to them. The PC and its employees shall not have any claim under this Agreement or otherwise against Administrator for workers’ compensation, unemployment compensation, Social Security benefits or any other employee benefits, all of which shall be the sole responsibility of the PC. The PC shall only employ and contract with licensed medical professional employees who have not been terminated or excluded under the Medicare or Medicaid programs or any other federal or state health care program. The PC shall be exclusively responsible to maintain, or cause each of its Providers to maintain, professional liability on behalf of the PC and each of its Providers. Administrator shall assist the PC in monitoring the professional liability insurance coverage of its professional employees.

Section 4.2     Professional Services. The PC retains responsibility for providing Services in accordance with the professional standards and principles that apply to professionals providing the Professional Services. The PC shall provide the Professional Services to patients in compliance at all times with ethical standards, laws and regulations applicable to the medical profession. The PC shall ensure that each physician or licensed professional associated with the PC who provides medical care to patients at the Premises is licensed by the State of New York to render professional medical services.

Section 4.3     PC’s Internal Matters. The PC shall be responsible for all matters involving its corporate governance, employees and similar internal matters, including, but not limited to, preparation and contents of such reports to regulatory authorities governing the PC that the PC is required by law to provide, disposition of the PC’s property, hiring and firing of its professional employees and licensing. The expenses related to such internal matters shall be the sole responsibility of the PC.

Section 4.4     Compliance with Laws. Notwithstanding any other provision in this Agreement, the PC remains responsible for ensuring that the Professional Services provided by it comply with all pertinent provisions of federal, state and local statutes, rules, regulations and standards of professional conduct. The PC shall use its best efforts to forbid any employee or contractor to:

(a)       enter into any contract, lease, agreement or arrangement, including, but not limited to, any joint venture or consulting agreement, to provide services, lease space, lease equipment or engage in any other venture or activity with any hospital, pharmacy, home health agency or other person or entity which is in a position to make or influence referrals to, or otherwise generate business for, the PC, if such transaction is in violation of any applicable law, rule or regulation;

(b)       knowingly and willfully make or cause to be made a false statement or representation of a material fact in any application for any benefit or payment;

(c)       knowingly and willfully make or cause to be made a false statement or representation of a material fact for use in determining rights to any benefit or payment;

(d)       fail to disclose knowledge by a claimant of the occurrence of any event affecting the initial or continued right to any benefit or payment on its own behalf or on behalf of another, with intent to fraudulently secure such benefit or payment; and

(e)       knowingly and willfully pay, solicit or receive any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offer to pay or receive such remuneration (i) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicare or Medicaid, or (ii) in return for purchasing, leasing, or ordering, or arranging for or recommending purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part by Medicare or Medicaid.

Section 4.5     Additional Representations and Warranties of PC.

(a)       The PC is a professional corporation duly organized, validly existing and in good standing under the laws of the State of New York and duly authorized to render the Professional Services.

(b)       The execution and delivery of this Agreement by the PC and the performance of its duties hereunder (i) have been duly authorized by all necessary corporate action, and this Agreement constitutes the valid and binding obligation of the PC, enforceable against the PC in accordance with its terms and (ii) will not violate or conflict with any provision of law or of the PC’s Certificate of Incorporation or By-Laws and will not result in a breach of or constitute a default under any agreement or instrument to which the PC or any of its officers, directors or shareholders may be a party or by which any of them may be bound or affected.

(c)       The PC, its employees and professional subcontractors, if any, shall at all times during the term of this Agreement, be duly licensed as required by the State of New York and shall comply with all applicable laws, rules, regulations and standards of professional conduct relating to the operation of the Practice.

(d)       Dr. Imam is the sole Shareholder of the PC and no other individuals or entity has an interest in the PC.

ARTICLE 5

CONFIDENTIAL INFORMATION

Section 5.1       Confidential Information and Proprietary Information.

(a)       Each Party recognizes the proprietary interest of the other Party in its Confidential and Proprietary Information (as hereinafter defined). The Parties acknowledge and agree that any and all Confidential and Proprietary Information communicated to, learned of, developed or otherwise acquired by a Party during the term of this Agreement shall be and is the property of the Originating Party (the Party who has the Confidential and Proprietary Information as part of its business originally). Each Party further acknowledges and understands that its disclosure of any Confidential and Proprietary Information of the Originating Party may result in irreparable injury and damage to such Party. As used herein, “Confidential and Proprietary Information” means, but is not limited to, information derived from reports, investigations, research, work in progress, codes, marketing and sales programs, financial projections, cost summaries, pricing formula, contracts analyses, financial information, projections, maps, confidential filings with any state or federal agency, and all other concepts, methods of doing business, ideas, materials or information prepared by a Party, by its employees, officers, directors, agents, representatives or consultants. “Confidential and Proprietary Information” shall not include any of the foregoing items which: (i) prior to or after the time of disclosure, become publicly known and generally available (other than as a result of any improper action or inaction of a Party); (ii) at any time rightfully disclosed to a Party by a third party or parties without violation of any obligation of confidentiality and without restriction on disclosure; and/or (iii) is required to be disclosed by applicable law or proper legal, governmental or other competent authority, provided that the other Party shall be notified sufficiently in advance of such requirement so that such Party can seek an appropriate protective order with respect to such disclosure.

(b)       The Parties agree at all times during the term of this Agreement and following the termination hereof for any reason, to hold in strictest confidence and not to disclose to any person, firm or corporation, other than to attorneys, accountants and other persons engaged by such Party, directly or indirectly, the Confidential and Proprietary Information, without the prior written consent of the other Party in each instance, and not to use the Confidential and Proprietary Information in any manner directly or indirectly other than in performance of its obligations under this Agreement.

(c)       In the event of any termination of this Agreement for any reason whatsoever, each Party shall promptly deliver to the other all documents, data and other information containing or pertaining to Confidential and Proprietary Information of the Originating Party, and destroy such information which is not capable of being returned.

Section 5.2     Breach of Confidentiality. The Parties acknowledge that the restrictions contained in this Article 5 are reasonable and necessary to protect the legitimate business interests of each Party and that any violation thereof would result in irreparable harm to the other Party. It is agreed that any breach of the confidentiality provisions herein by a Party under this Article 5 shall entitle the other Party, in addition to all other remedies it may seek, to apply to any court of competent jurisdiction to enjoin any violation, threatened or actual, of the restrictions contained in this Article 5, without posting bond or other security.

Section 5.3     Survival. The provisions of this Article 5 shall survive any termination of this Agreement.

ARTICLE 6

FEES AND PAYMENTS

Section 6.1     Administrative Services Fee. The PC and the Administrator agree to the fixed annual administrative services fee set forth in Schedule B (“Administrative Services Fee”) as being paid to the Administrator in consideration of the goods and services set forth in this Agreement. The fee set forth in Schedule B shall include all sums due under Schedule A for licensing of the Premises, Equipment and Furnishings plus the sums due for all the Administrative and Management Services.

Section 6.2     Fees Payable Upon Termination. Upon termination of this Agreement for any reason, all outstanding Administrative Service Fees shall become immediately due and payable.

Section 6.3     The PC Account.

(a)       All payments with respect to accounts receivable and all patient co-payments will be directed to an account established in the name of and maintained by the PC (the “PC Account”). Administrator shall have access to the PC Account solely for the purpose of depositing funds into the PC Account. Dr. Imam shall be the only authorized signatory on the PC Account. All checks drawn on the PC Account shall require Dr. Imam’s signature; and (ii) all wire transfers from the PC Account shall require Dr. Imam’s written authorization.

(b)       The PC will pay from the PC Account, on a monthly basis, all Approved Budgeted Expenses incurred on or after the Effective Date. The PC shall apply funds that are in the PC Account in the following order of priority:

(i)         First, to pay Approved Budget Expenses, including compensation to all PC employees, and the budgeted monthly draw to Dr. Imam;

(ii)        Next, to pay one-twelfth (1/12th) of the annual Administrative Service Fee reflected in Schedule B;

(iii)       Then, to other expenses of the PC that are not part of the Approved Budget Expenses but that have been incurred by the PC;

(iv)       the remaining balance shall be allocated at the PC’s discretion.

Section 6.4     Fair Market Value Administrative Services Fee. The PC and the Administrator agree that the Administrative Service Fee set forth in Schedule B reflects the result of an arms-length negotiation between the Parties. An independent third-party appraisal was obtained in an effort to establish the Administrative Service Fee set forth in Schedule B at fair market value. The PC and the Administrator may each obtain additional independent third-party appraisals during the Term as each sees fit in its sole and absolute discretion, at its cost.

ARTICLE 7

RECORDS

Section 7.1     Ownership of Records. All business, personnel, financial and other records (including patient medical records) relating in any way to the operation of the PC shall at all times be and remain the sole property of the PC; provided, subject to compliance with applicable law, Administrator shall have the right to maintain a photocopy of non-patient records thereof.

Section 7.2     Access to Records. During the term of this Agreement, and thereafter as needed for any post-termination matters, (i) Administrator or its agents shall have reasonable access during normal business hours to review the PC records described in Section 7.1 above, and (ii) PC or its agents shall have reasonable access during normal business hours to review records of collections, expenses and disbursement as kept by Administrator in performing Administrator’s obligations under this Agreement. Either party, subject to compliance with law, may copy such records as needed for business operations, at its own expense, at such times and upon such notice as not to unreasonably interfere with the business of the other party.

ARTICLE 8

INSURANCE AND INDEMNITY

Section 8.1     Insurance.

(a)       The PC agrees and covenants to maintain, at its sole cost and expense, on behalf of the PC, malpractice insurance in the minimum amount of $1,300,000.00 per occurrence and $3,900,000.00 in the aggregate during the term of this Agreement. The PC shall provide the Administrator with a copy of such policy or policies. The policy shall provide for at least thirty (30) days advance written notice from the insurer to the Administrator of any alteration, cancellation or termination of the foregoing coverage.

(b)       The PC covenants and agrees to require all professional personnel hired or contracted by it and who perform services for the PC, at their own cost and expense or at the cost and expense of the PC, to maintain malpractice insurance in the minimum amounts indicated in Section 8.1(a). Such policies shall provide for thirty (30) days advance written notice to the Administrator from the insurer of any alteration, cancellation or termination of the foregoing coverage. In the event of receipt of such notice, the PC shall immediately advise the Administrator of any such alteration, cancellation or termination of malpractice coverage.

Section 8.2     Indemnification.

(a)       The PC shall indemnify, defend and hold the Administrator, its officers, directors, employees, agents and consultants harmless, from and against any and all liabilities, losses, damages, claims, causes of action and expenses (including reasonable attorneys’ fees), not covered by insurance (collectively, “Losses”), whenever arising or incurred, that are caused or asserted to have been caused, directly or indirectly, by or as a result of: (i) the performance of medical or other professional services; and/or (ii) the performance of any intentional acts or negligent acts or omissions by the PC and/or its agents, employees and/or contractors (other than Administrator).

(b)       The Administrator shall indemnify, defend and hold the PC, its officers, directors, employees, agents and consultants, harmless from and against any and all Losses, whenever arising or incurred, that are caused or asserted to have been caused, directly or indirectly, by or as a result of the performance of any intentional acts or negligent acts or omissions by the Administrator and/or its agents, employees and/or contractors (other than the PC) during the term of this Agreement.

(c)       Any party seeking indemnification under this Agreement (each, an “Indemnitee”) shall give the party from whom indemnification is sought (the “Indemnitor”) prompt written notice of each claim for which it seeks indemnification. Failure to give such prompt notice shall not relieve Indemnitor of its indemnification obligation; provided that such indemnification obligation shall be reduced by any damages the Indemnitor demonstrates it has suffered resulting from a failure to give prompt notice hereunder. The Indemnitor, at its own expense, shall be entitled to participate in the defense of such claim. If at any time the Indemnitor acknowledges in writing that the claim is fully indemnifiable by it under this Agreement, the Indemnitor shall have the right to assume control of the defense of such claim at its own expense. If the Indemnitor does assume control of the defense of any such claim in accordance with the foregoing sentence, then: (x) the Indemnitor shall not defend the claim for which indemnification is being sought in any manner that would likely have a material adverse effect on the Indemnitee or on any relationship that the Indemnitee may have with any customers, vendors, suppliers, patients, or others, and (y) the Indemnitee shall not settle such claim without the written consent of the Indemnitor, which consent shall not be unreasonably withheld, delayed or conditioned. Nothing contained in this Section shall prevent either party from assuming control of the defense and/or settling any claim against it for which indemnification is not sought under this Agreement.

(d)       The provisions of this Section 8.2 shall survive termination of this Agreement.

(e)       Notwithstanding anything contained in this Agreement to the contrary, PC and Administrator agree that in relation to each other, PC and Administrator shall not have any right to sue for or collect, and PC and Administrator shall never have any liability or responsibility whatsoever to the other for, any incidental, or consequential damages, whether proximately or remotely related to any default of the other under this Agreement, or any act, omission or negligence of PC or Administrator or their respective agents, contractors or employees, as the case may be, and PC and Administrator hereby waive any and all such rights.

ARTICLE 9

TERMINATION OF AGREEMENT

Section 9.1     Termination by the PC. The PC may terminate this Agreement by giving written notice thereof to Administrator upon the occurrence of any of the following events and such termination shall be effective upon the giving of such notice, or after the expiration of any applicable waiting or cure period as set forth below if so required:

(a)       Administrator shall default in the performance of any material duty or material obligation imposed upon it by this Agreement and such default shall continue for a period of thirty (30) days after written notice thereof has been given to Administrator by the PC. Notwithstanding the foregoing, in the event a default is not reasonably capable of being cured within the 30-day period described above, then so long as the defaulting party shall commence a cure within such 30-day period and shall diligently pursue such cure to completion, then the non-defaulting party shall not have the right to terminate this Agreement.

(b)       Administrator shall file or cause to be filed a petition in voluntary bankruptcy or make an assignment for the benefit of creditors, or upon other action taken or suffered by Administrator, voluntarily or involuntarily, under any federal or state law for the benefit of debtors, except for the filing of a petition in involuntary bankruptcy against Administrator which is dismissed within ninety (90) days thereafter.

(c )     Administrator fails to comply with state or federal statutes or regulations, or following an investigation involving potential violations of such laws, the Administrator is found guilty of such violations.

Section 9.2     Termination by Administrator. Administrator may terminate this Agreement by giving written notice thereof to the PC upon the occurrence of any of the following events and such termination shall be effective upon the giving of such notice, or after the expiration of any applicable waiting or cure period as set forth below if so required:

(a)       The PC shall default in the performance of any material duty or material obligation imposed upon it by this Agreement, and such default shall continue for a period of thirty (30) days after written notice thereof has been given to the PC by Administrator. Notwithstanding the foregoing, in the event a default is not reasonably capable of being cured within the 30-day period described above, then so long as the defaulting party shall commence a cure within such 30-day period and shall diligently pursue such cure to completion, then the non-defaulting party shall not have the right to terminate this Agreement.

(b)       The PC shall file or cause to be filed a petition in voluntary bankruptcy or make an assignment for the benefit of creditors, or upon other action taken or suffered by the PC, voluntarily or involuntarily, under any federal or state law for the benefit of debtors, except for the filing of a petition in involuntary bankruptcy against the PC which is dismissed within ninety (90) days thereafter.

(c)       The PC fails to comply with state or federal statutes or regulations, or becomes following an investigation involving potential violations of such laws, the PC is found guilty of such violations.

(d)       The PC engages in any conduct for which the Shareholder’s license is revoked or suspended for a period greater than thirty (30) days, or the PC or Shareholder is otherwise disciplined by any licensing, regulatory or professional entity or institution.

Section 9.3     Termination Upon Notice. After the first twelve months of this Agreement, either Party may terminate upon not less than six (6) months prior written notice to the other party and such notice shall specify the effective date of termination.

Section 9.4     Effect of Termination. The termination of this Agreement shall be effective on the date indicated in Section 9.1, 9.2 or 9.3, above (the “Termination Date”) and this Agreement shall terminate and shall be of no further force and effect, provided, however:

(a)       Each party hereto shall provide the other Party with reasonable access to books and records owned by it to permit such requesting Party to satisfy reporting and contractual obligations which may be required of it.

(b)       Amounts due and owing but unpaid to either Administrator or the PC as of the Termination Date shall be paid promptly by the appropriate Party.

(c)       Any and all covenants and obligations of either Party hereto which by their terms or by reasonable implication are to be performed, in whole or in part, after the termination of this Agreement, shall survive such termination.

(d)       The Administrator shall turn over all books, records, financial statements, billing and collection records, reports and software related to the business of the PC to the PC.

(e)       The Administrator shall receive fair market value payment for any post-termination collection services performed on behalf of the PC, defined as the same rate as provided for during the Term.

ARTICLE 10

RETENTION OF AUTHORITY BY THE PC

Section 10.1     Responsibilities of PC. Notwithstanding any provision contained in this Agreement or elsewhere, the PC retains the ultimate authority and responsibility for the operation of the PC, including without limitation the following:

(a)       direct independent authority over the appointment or dismissal of the PC’s professional employees (i.e., physicians and other licensed medical professionals);

(b)       final adoption or approval of the PC’s operating policies and procedures and independent adoption of policies affecting the delivery of services, including the supervision of all professional employees;

(c)       approval of the PC’s contracts for management or for the provision of services;

(d)       approval of the initiation of legal proceedings and settlements of administrative proceedings or litigation to which the PC is a party;

(e)       approval and execution of all third-party payor and other managed care contracts;

(f)       approval of all procedures and controls and systems for the timely generation and preparation of financial records and reports necessary for management and operation of the PC;

(g)       payment of all taxes and governmental obligations imposed on the PC;

(h)       approval of inventory and supply vendors for materials to by utilized in the Practice;

(i)        approval of all public relations, marketing and advertising programs of the PC;

(j)        approval of utilization review and quality assurance and peer review programs for the PC; and

(k)       selection of its accountants, attorneys and other professional advisors.

Section 10.2     The Practice of Medicine. Neither the Administrator nor any of its personnel shall undertake or be deemed to undertake the practice of medicine or any other health care profession. The Administrator is not authorized to engage in any activity which may be construed or deemed under any existing or future law or regulation to constitute the practice of medicine, the ownership or operation of a medical practice or the operation of a health care facility. To the extent that any acts of the Administrator required by any provision of this Agreement shall be construed or deemed to constitute the practice of medicine or any health care profession, said provision shall be void ab initio or from the date of adoption of such law or regulation, as the case may be, and the performance of said act or service shall be deemed waived. The PC shall be solely responsible for all aspects of the Professional Services provided by the PC as well as the supervision, selection, direction, contracting, hiring and termination of the Providers, and all other health care professionals rendering the Professional Services on the PC’s behalf. The PC agrees to hire or engage only duly licensed and qualified health professionals in connection with the conduct of its business on behalf of the PC.

ARTICLE 11

GENERAL PROVISIONS

Section 11.1     Assignment.

(a)       The PC shall not:

(i)       assign, mortgage or encumber this Agreement, or sublet the Premises or any part of it, or permit its use by others, unless Administrator gives the PC its prior written consent;

(ii)      pledge, loan, create a security interest in, or abandon possession of, the Premises or any Furnishings or Equipment;

(iii)     attempt to dispose of the Premises or any Furnishings or Equipment; or

(iv)       permit any liens or legal process arising by, through or under the PC, to be incurred or levied on the Premises or any part thereof or and Furnishing or Equipment.

(b)       Any action taken by the PC in contravention of this paragraph shall be void ab initio. If consent for such action is sought by the PC from Administrator, Administrator may, in its sole discretion, grant or withhold such consent. If given, such consent shall only be valid if in writing signed by Administrator.

(c)       Administrator shall have the right to assign this Agreement to any party which agrees to assume the liabilities and obligations of Administrator hereunder, and upon such assignment and assumption, Administrator shall have no further obligation to the PC or its Member under this Agreement.

Section 11.2     Amendments. This Agreement shall not be modified or amended except by a written document executed by both parties to this Agreement.

Section 11.3     Waiver of Provisions. Any waiver of any terms and conditions hereof must be in writing, and signed by the parties hereto. The waiver of any of the terms and conditions of this Agreement shall not be construed as a waiver of any other terms and conditions hereof.

Section 11.4     Additional Documents. Each of the parties hereto agrees to execute any document or documents that may be requested from time to time by the other party to implement or complete such party’s obligations pursuant to this Agreement.

Section 11.5     Contract Modifications for Prospective Legal Events. In the event any state or federal laws or regulations, now existing or enacted or promulgated after the date hereof, are interpreted by judicial decision, a regulatory agency or legal counsel in such a manner as to indicate that this Agreement or any provision hereof may be in violation of such laws or regulations, the PC and Administrator shall amend this Agreement as necessary to preserve the underlying economic and financial arrangements between the PC and Administrator and without substantial economic detriment to either party to the extent possible while complying with such law or regulation. To the extent any act or service required of Administrator in this Agreement should be construed or deemed, by any governmental authority, agency or court to constitute the practice of medicine or other health care professional, the performance of said act or service by Administrator shall be deemed waived and forever unenforceable and the provisions of this Section 11.5 shall be applicable. Neither party shall claim or assert illegality as a defense to the enforcement of this Agreement or any provision hereof; instead, any such purported illegality shall be resolved pursuant to the terms of this Section 11.5 and Section 11.8.

Section 11.6     Parties In Interest; No Third Party Beneficiaries. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors and permitted assigns of the parties hereto. Neither this Agreement nor any other agreement contemplated hereby shall be deemed to confer upon any person not a party hereto or thereto any rights or remedies hereunder or thereunder.

Section 11.7     Entire Agreement. This Agreement and the agreements contemplated hereby constitute the entire agreement of the parties regarding the subject matter hereof, and supersede all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 11.8     Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

Section 11.9     Governing Law and Jurisdiction. This Agreement and the rights and obligations of the Parties hereto shall be governed by and construed and enforced in accordance with the laws (but not the rules governing conflicts of laws) of the State of New York. Each party to this Agreement hereby agrees and consents that any legal action or proceedings with respect to this Agreement shall only be brought in and subject to the exclusive jurisdiction of the courts of the State of New York and in the County of Nassau. By execution and delivery of this Agreement, each party hereby (i) accepts the jurisdiction of the aforesaid courts; (ii) waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the venue set forth above; and (iii) further waives any claim that any such suit, action or proceeding brought in any court has been brought in an inconvenient forum.

Section 11.10     No Waiver; Remedies Cumulative. The Parties shall not by any act (except by written instrument pursuant to Section 11.2 hereof), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any default in or breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising, on the part of a party, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No remedy set forth in this Agreement or otherwise conferred upon or reserved to any party shall be considered exclusive of any other remedy available to any party, but the same shall be distinct, separate and cumulative and may be exercised from time to time as often as occasion may arise or as may be deemed expedient.

Section 11.11     Notice. All notices, requests, demands and other communications under or in connection with this Agreement shall be given in writing and shall be deemed to have been given or made: if by hand, immediately upon delivery; if by telex, telecopier or similar electronic device, two hours after sending provided receipt is confirmed (and if not, then upon confirmation of receipt); if by Federal Express, Express Mail or any other overnight service, the first business day after dispatch; or if mailed by certified mail return receipt requested, four business days after delivery to the post office, postage prepaid. All notices shall be delivered or mailed to the parties at the following address (or to such other address as either party shall designate by notice in accordance with the provisions to this paragraph):

As defined in paragraph 1

Section 11.12     Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ADMINISTRATOR:

Dated:

PC:

Dated:

Schedule “A”

Fee Schedule to be paid by PC (CIIT) to Administrator (PAS)

1.	The Premises shall be licensed to the PC at the rate of $582,000 per annum

a.	The Premises shall be located at: 131 Sunnyside Blvd, Ste 100, Plainview, NY 11803

b.	Monthly taxes-$10,000

c.	Monthly utilities-$8,500

d.	Monthly maintenance-$5,000

e.	Monthly rent-$25,000

2.	Furnishings and Fixtures: $250,000 per annum

a.	All office furniture and fixtures

3.	Medical Equipment: $500,000 per annum

a.	All medical exam room equipment

b.	Hyperbaric Oxygen Units (HBOT)

c.	IV Therapy Equipment

d.	Transcranial Magnetic Stimulation (TMS)

e.	QEEG, Brain mapping, Braincore and Neuro feedback equipment

f.	Adult Physical Therapy Equipment

g.	Pediatric PT/OT Sensory gym equipment

h.	Senex Machines

4.	Day to day Administration- $720,000 per annum

5.	Accounting-$55,000 per annum

6.	Recruitment Fee-25% of Annual salary

7.	Billing-8% of Gross billings

8.	Bookkeeping- Services-$35,000 per annum

9.	Marketing-$250,000 per annum

10.	Non Medical Personnel Leased to PC-$325,000 per annum

11.	Payroll Processing-$35,000 per annum

12.	Additional Advisory Fees- $150,000 per annum

Schedule “B”

Administrative Service Fee Due to the Administrator

In addition to the Fees payable by the PC under Schedule A:

In consideration for Administrator’s performance of its obligations set forth pursuant to the terms and conditions of this Agreement, including without limitation, the provision of the Administrative and Management Services, the PC agrees to pay to Administrator a fixed fee sum of $425,000.00 per annum, payable in monthly installments of $35,000.00.